Law Offices of Thomas E. Puzzo, PLLC
4216 NE 70th Street
Seattle, Washington 98115
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

September 13, 2010

VIA EDGAR

H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Odenza Corp. (the “Company”)
Amendment No. 4 to Form S-1 filed September 13, 2010
File No. 333-1600076

Dear Mr. Schwall:

Submitted pursuant to the staff’s comment letter dated September 10, 2010, please find on EDGAR copies of Amendment No. 4 to the referenced registrant’s Form S-1 (“Amendment No. 4 to Form S-1”) and a redlined Amendment No. 4 to Form S-1.

Amendment No. 4 to Form S-1 was filed with the Commission via EDGAR on September 13, 2010.

The staff’s comments are reproduced in italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  Please note that the page references below refer to the page numbers of the redlined Amendment No. 4 to the Form S-1.

In response to the staff’s comments in their September 10, 2010 comment letter, we respectfully submit the following information on behalf of our client:

Registration Statement on Form S-1

Management’s Discussion and Analysis, page 27

1.
We note your response to comment 1 from our letter dated September 9, 2010.  Please continue to monitor the need to update your financial statements and related disclosure, in accordance with Rule 8-08 of Regulation S-X.

H. Roger Schwall
September 13, 2010

The Company hereby acknowledges the need to continue to monitor the need to update your financial statements and related disclosure, in accordance with Rule 8-08 of Regulation S-X.

2.	We note your response to comment 2 from out letter dated September 9, 2010. Please address each of the following items:

•	Clarify why on page 27 you state that you expect total expenditures of the next 12 months to be approximately $223, 016 but on page 28 you state that you expect them to be approximately $242,000.

The Company has complied with this comment by reconciling the inconsistent amounts so that they both state “$223,016.”  Please see page 28 to Amendment No. 4 to the Form S-1.

•
You state in the second paragraph on page 28 that you must raise approximately $179,224 to complete your plan of operation for the next 12 months.  Your cash balance of $28,141 as of April 30, 2010 does not appear to be sufficient to cover the difference between the amount you intend to raise and your expected expenditures.  Please explain how you expect to obtain funds to cover the difference.

The Company has complied with this comment.  The Company has increased the amount it has to raise from $179,224 to $194,875 to cover all expected expenditures.  Please see page 28 to Amendment No. 4 to the Form S-1.

•
In the fourth risk factor on page 6, you state that your option agreement requires you to pay an exercise price of approximately $46,000 for the right to explore for mineralized materials in the Island Project Lake Austin.  You also state that if you fail to raise sufficient funds to pay the exercise price, your business will fail.  Please include this payment and its source of funds in your MD&A discussion.  Clarify, where appropriate, what exploratory work you will be able to conduct before you exercise the option.

The Company has complied with this comment.  Please see page 28 to Amendment No. 4 to the Form S-1.

•	Update your summary financial information on page 5.

The Company has complied with this comment.  Please see page 5 to Amendment No. 4 to the Form S-1.

•	Update your current cash balance in the second risk factor on page 6.

H. Roger Schwall
September 13, 2010

The Company has complied with this comment.  Please see page 6 to Amendment No. 4 to the Form S-1.

Please contact the undersigned if you have further comments or questions.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo